UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ZELTIQ Aesthetics, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98933Q108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98933Q108	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Frazier Healthcare V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 7,427,244 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 7,427,244 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,427,244
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9%(1)
12.	TYPE OF REPORTING PERSON PN

(1) The percentage is calculated based on 33,900,789 shares of Common Stock outstanding on November 8, 2011 as reported in the Issuer’s Form 10-Q filed on November 16, 2011.

CUSIP No. 98933Q108	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS FHM V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 7,427,244 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 7,427,244 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,427,244
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9%(1)
12.	TYPE OF REPORTING PERSON PN

(1) The percentage is calculated based on 33,900,789 shares of Common Stock outstanding on November 8, 2011 as reported in the Issuer’s Form 10-Q filed on November 16, 2011.

CUSIP No. 98933Q108	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS FHM V, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 7,427,244 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 7,427,244 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,427,244
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9%(1)
12.	TYPE OF REPORTING PERSON OO

(1) The percentage is calculated based on 33,900,789 shares of Common Stock outstanding on November 8, 2011 as reported in the Issuer’s Form 10-Q filed on November 16, 2011.

CUSIP No. 98933Q108	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

ZELTIQ Aesthetics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

ZELTIQ Aesthetics, Inc.
4698 Willow Road, Suite 100
Pleasanton, California 94588

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock beneficially owned by such persons:

(i)	FHM V, L.L.C., a Delaware limited liability company (“FHM V, L.L.C.”), with respect to the shares of Common Stock of the Issuer held by Frazier Healthcare V, L.P. (“FH V”). FHM V, L.L.C. is the general partner of FHM V, L.P. (“FHM V”), which is the general partner of FH V. FHM V, L.L.C. may be deemed to beneficially own the securities held by FH V.

(ii)	FHM V with respect to shares of Common Stock of the Issuer held by FH V. FHM V is the general partner of FH V and may be deemed to beneficially own the securities held by FH V.

(iii)	FH V with respect to shares of Common Stock of the Issuer that it holds directly.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

601 Union Street, Suite 3200
Seattle, WA 98101

Item 2(c).	Citizenship:

Frazier Healthcare V, L.P. is a limited partnership organized under the laws of the State of Delaware.

FHM V, L.P. is a limited liability company organized under the laws of the State of Delaware.

FHM V, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

98933Q108

Item 3.

CUSIP No. 98933Q108	13G	Page 6 of 9 Pages

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;
(b) ☐	Bank as defined in Section 3(a)(6) of the Act;
(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Reporting Person	Shares
Frazier Healthcare V, L.P.	7,427,244
FHM V, L.L.C.	7,427,244
FHM V, L.P.	7,427,244

(b) Percent of class:

Reporting Person	Percent
Frazier Healthcare V, L.P.	21.9%
FHM V, L.L.C.	21.9%
FHM V, L.P.	21.9%

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Shares
Frazier Healthcare V, L.P.	7,427,244
FHM V, L.L.C.	7,427,244
FHM V, L.P.	7,427,244

(ii)	Shared power to vote or to direct the vote: – 0 –

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Shares
Frazier Healthcare V, L.P.	7,427,244

CUSIP No. 98933Q108	13G	Page 7 of 9 Pages

FHM V, L.L.C.	7,427,244
FHM V, L.P.	7,427,244

(iv)	Shared power to dispose or to direct the disposition of: – 0 –

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Items 2 and 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 98933Q108	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2012	FRAZIER HEALTHCARE V, L.P. By FHM V, L.P., its general partner By FHM V, L.L.C., its general partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager

FHM V, L.L.C.

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager

FHM V, L.P. By FHM V, L.L.C., its general partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager

CUSIP No. 98933Q108	13G	Page 9 of 9 Pages

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of ZELTIQ Aesthetics, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 7, 2012.

FRAZIER HEALTHCARE V, L.P. By FHM V, L.P., its general partner By FHM V, L.L.C., its general partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager

FHM V, L.L.C.

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager

FHM V, L.P. By FHM V, L.L.C., its general partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager